                                                                    EXHIBIT 99.4




SUN HOME SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

SUN HOME SERVICES, INC. AND SUBSIDIARIES

CONTENTS

                                                                                                            PAGE(S)

REPORT OF INDEPENDENT ACCOUNTANTS.................................................................................1


CONSOLIDATED FINANCIAL STATEMENTS

Balance Sheets....................................................................................................2

Statements of Operations..........................................................................................3

Statements of Stockholders' Equity................................................................................4

Statements of Cash Flows..........................................................................................5

Notes to Financial Statements..................................................................................6-11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Sun Home Services, Inc.


In our opinion, based upon our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Sun Home Services, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Origen Financial, L.L.C., an investee of the Company, which statements reflect total assets of $227,748,000 at December 31, 2002 and total revenues of $20,835,000 for the year ended December 31, 2002. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Origen Financial, L.L.C., is bases solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

The accompanying consolidated statements of operations, of stockholders' equity and of cash flows of Sun Home Services, Inc. and its subsidiaries for the year ended December 31, 2001 were not audited by us and, accordingly, we do not express an opinion on them.

/s/ PRICEWATERHOUSECOOPERS LLP
------------------------------
    PRICEWATERHOUSECOOPERS LLP

Detroit, Michigan
March 12, 2003

SUN HOME SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND DECEMBER 31, 2001

                                                                                                2002                  2001
     Assets
     Cash                                                                                   $  4,065,350          $    487,104
     Accounts receivable                                                                         845,918               756,850
     Accounts receivable - related party                                                           5,000               105,000
     Inventory                                                                                14,142,543            12,636,211
     Prepaid expenses and other current assets                                                   620,916               391,219
                                                                                            ------------          ------------
         Total current assets                                                                 19,679,727            14,376,384

     Property and equipment, net                                                              18,733,261             4,170,793
     Investment in equity investee                                                                    --            16,069,674
     Loan receivable - equity investee                                                        33,559,540                    --
     Deferred income taxes                                                                     2,325,000             1,275,000
     Other assets                                                                                482,293               389,269
                                                                                            ------------          ------------
          TOTAL ASSETS                                                                      $ 74,779,821          $ 36,281,120
                                                                                            ============          ============

     LIABILITIES AND STOCKHOLDERS' EQUITY
     Accounts payable                                                                       $    446,667          $    477,002
     Accounts payable - related party:
        Interest bearing                                                                      33,559,540                    --
        Noninterest bearing                                                                   51,801,254            28,475,438
     Line of credit                                                                            7,462,882             7,803,273
     Accrued liabilities                                                                         724,375               467,737
                                                                                            ------------          ------------
         Total current liabilities                                                            93,994,718            37,223,450

     STOCKHOLDERS' EQUITY
     Common stock, voting, $1 stated par value per share, 30,000 shares authorized,
        1,000 shares issued and
        outstanding                                                                                1,000                 1,000
     Preferred stock, cumulative participating, $1 stated value per share, 30,000 shares authorized, 100 shares issued
        and outstanding                                                                              100                   100
     Stock subscription receivable                                                                (1,100)               (1,100)
     Additional paid-in capital                                                                  662,994             1,452,468
     Retained earnings (deficit)                                                             (19,877,891)           (2,394,798)
                                                                                            ------------          ------------
        Total stockholders' equity (deficit)                                                 (19,214,897)             (942,330)
                                                                                            ------------          ------------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          $ 74,779,821          $ 36,281,120
                                                                                            ============          ============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

SUN HOME SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                         2002                 2001
                                                                                          (unaudited)
     Revenues
        Home sales                                                  $ 20,490,750          $ 26,399,826
        Rental home revenue                                            1,993,423               306,367
        Other income                                                      31,859                 9,959
                                                                    ------------          ------------
         Total revenues                                               22,516,032            26,716,152
                                                                    ------------          ------------
     Expenses
        Cost of home sales                                            15,815,521            21,287,106
        Rental home                                                    1,768,142               197,976
        Selling, general and administrative                            7,137,248             6,579,245
        Depreciation and amortization                                    558,551               368,836
        Interest                                                         474,263               588,356
                                                                    ------------          ------------

         Total expenses                                               25,753,725            29,021,519
                                                                    ------------          ------------
     Loss before loss from equity investee and income taxes           (3,237,693)           (2,305,367)
        Loss from equity investee                                    (15,295,400)                   --
                                                                    ------------          ------------
     Loss before income taxes                                        (18,533,093)           (2,305,367)
        Income tax benefit                                             1,050,000               785,000
                                                                    ------------          ------------
         Net loss                                                   $(17,483,093)         $ (1,520,367)
                                                                    ============          ============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

SUN HOME SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001


                                                                   Stock          Additional        Retained
                                         Common      Preferred  subscription       paid-in          earnings
                                          stock        stock     receivable        capital          (deficit)            Total
Balance,
   January 1, 2001, unaudited             $1,000        $100      $(1,100)       $    662,994   $      (874,431)    $      (211,437)
Capital contributions                                                                 789,474                               789,474
Net loss, unaudited                                                                                  (1,520,367)         (1,520,367)
                                          ------        ----      -------        ------------   ---------------     ---------------
Balance, December 31, 2001                 1,000         100       (1,100)          1,452,468        (2,394,798)           (942,330)
Distributions                                                                        (789,474)                             (789,474)
Net loss                                                                                            (17,483,093)        (17,483,093)
                                          ------        ----      -------        ------------   ---------------     ---------------
Balance, December 31, 2002                $1,000        $100      $(1,100)       $    662,994   $   (19,877,891)    $   (19,214,897)
                                          ======        ====      =======        ============   ===============     ===============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

SUN HOME SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

                                                                           2002                 2001
                                                                                            (UNAUDITED)
     CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                         $(17,483,093)         $ (1,520,367)
     Adjustments to reconcile net loss to net cash
       used by operations:
         Depreciation and amortization                                     558,551               368,836
         Deferred income taxes                                          (1,050,000)             (785,000)
         Loss on sale of assets                                                 --                 3,998
         Loss from equity investee                                      15,295,400                    --
         Changes in operating assets and liabilities:
            Accounts receivable                                             10,932              (102,454)
            Inventory                                                  (16,412,026)           (4,764,517)
            Prepaid expenses and other current assets                     (229,697)             (222,049)
            Other assets                                                  (120,201)              328,302
            Accounts payable and accrued liabilities                       226,303               139,203
                                                                      ------------          ------------
              NET CASH USED BY OPERATING ACTIVITIES                    (19,203,831)           (6,554,048)
                                                                      ------------          ------------

     CASH FLOWS FROM INVESTING ACTIVITIES
     Investment in equity investee                                              --           (16,069,674)
     Advances to equity investee                                       (33,559,540)                   --
     Purchases of property and equipment                                  (237,686)             (424,643)
     Proceeds from sale of assets                                           34,338               134,622
                                                                      ------------          ------------
              NET CASH USED IN INVESTING ACTIVITIES                    (33,762,888)          (16,359,695)
                                                                      ------------          ------------
     CASH FLOWS FROM FINANCING ACTIVITIES
     Advances from related party                                        56,885,356            21,233,221
     Net borrowing (repayments) under line of credit                      (340,391)            1,076,395
     Capital contributions                                                      --               789,474
                                                                      ------------          ------------
              NET CASH PROVIDED BY FINANCING ACTIVITIES                 56,544,965            23,099,090
                                                                      ------------          ------------

     Net increase in cash                                                3,578,246               185,347
     Cash, beginning of period                                             487,104               301,757
                                                                      ------------          ------------
     Cash, end of period                                              $  4,065,350          $    487,104
                                                                      ============          ============
     SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid for interest                                           $    474,263          $    588,356
                                                                      ============          ============
     SUPPLEMENTAL NON-CASH INVESTING AND OPERATING ACTIVITIES
     Transfer of inventory to property and equipment
        in connection with the rental home program                    $ 14,905,694          $  1,997,576
                                                                      ============          ============

     Distribution of equity investment to stockholder                 $    789,474          $         --
                                                                      ============          ============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

SUN HOME SERVICES, INC. AND SUBSIDIARIES

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       ORGANIZATION
       Sun Home Services, Inc. (the "Company") sells and rents new and used manufactured homes, manages a golf course, and provides activities and other services for residents living in manufactured home communities throughout the United States. The manufactured home communities are owned by Sun Communities Inc. ("Sun"), a real estate investment trust and the holder of the Company's preferred stock who is entitled to ninety-five percent of the operating cash flow. The Company was initially formed to perform all operations that generate income of a nonqualifying nature for real estate investment trusts. The common stock is owned by one officer of Sun and the estate of a former officer of Sun who collectively are entitled to receive five percent of the operating cash flow.

       PRINCIPLES OF CONSOLIDATION
       The financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

       CASH
       Cash includes cash on hand and balances in noninterest-bearing accounts. For the purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

       REVENUE RECOGNITION/ACCOUNTS RECEIVABLE
       Revenue from the sale of manufactured homes is recognized upon transfer of title at the closing of the sales transaction.

       Revenue from leasing rental homes is recognized over the term of the lease in accordance with the lease agreement. Lease terms are typically twelve months and are renewable by mutual agreement of the Company and resident.

       Accounts receivable consists primarily of receivables from finance and mortgage companies related to the sales of homes.

       INVENTORY
       Inventory is stated at lower of specific cost or market.

SUN HOME SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       PROPERTY AND EQUIPMENT

       Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. Useful lives are 30 years for golf courses, improvements, sales offices and building; and 7 to 20 years for rental homes, furniture, equipment, vehicles and signs. Adjustments of the assets and related accumulated depreciation are made in connection with retirements and disposals, and the related gain or loss is included in operations.

       INVESTMENT IN EQUITY INVESTEE

       Bingham Financial Services Corporation ("BFSC") was formed by Sun in 1997 in response to demand for financing from purchasers and residents in Sun's communities. As BFSC's business developed, its objectives and opportunities expanded and Sun concluded that its business could be operated and grown more effectively as a separate public entity. BFSC's initial public offering occurred in November 1997. In December 2001, Sun, through the Company, made a $15 million equity investment in a newly formed company, Origen Financial, L.L.C., that was merged with Origen Financial, Inc., subsidiary of BFSC, as part of the recapitalization of BFSC. As a result of this equity investment, the Company owns approximately a thirty percent (30%) interest in the surviving company ("Origen"), which company holds all of the operating assets of BFSC and its subsidiaries. Origen's business has suffered as a result of the general economic recession, excessive amounts of repossession inventory, declining recovery rates in the repossession market and the deteriorating asset-backed securitization market. While the Company believes Origen can still become a profitable national manufacturer housing lender in its industry, the Company wrote-off its remaining investment in Origen in the fourth quarter of 2002 after an extensive analysis of the investment.

       The Company and two other participants (one unaffiliated and one affiliated with the President and common stock holder) began providing financing to Origen in December 2002 and are subject to the risks of being a lender. Similar financing was directly provided by Sun to Origen prior to the loan being assigned to the Company in December 2002. These risks include the risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. This financing consists of a $48 million line of credit and a $10 million term loan of which the Company's commitment is $35.5 million ($33.6 million was outstanding as of December 31, 2002). The line is due December 31, 2003, bears interest at a per annum rate equal to 700 basis points over thirty-day LIBOR, with a minimum interest rate of 11 percent per annum and a maximum interest rate of 15 percent per annum. Of the Company's $35.5 million participation, $18 million is subordinate in all respects to the first $40.0 million funded under the facility by the three participants. This line of credit is collateralized by a security interest in Origen's assets, which is subordinate in all respects to all institutional indebtedness of Origen, and a guaranty and pledge of assets by BFSC. The Company funds this line of credit with a similar financing arrangement from Sun which is due December 31, 2003 and bears interest at a per annum rate equal to 750 basis points over LIBOR, with a minimum interest rate of 11.5 percent and a maximum interest rate of 15.5 percent. Origen paid the Company $21,894 in interest income and the Company paid Sun $23,076 in interest expense for the year ended December 31, 2002 related to this financing.

SUN HOME SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

       INVESTMENT IN EQUITY INVESTEE (CONTINUED)

       Origen's summarized financial data as of December 31, 2002 and 2001 follows:

                                                           2002                   2001
                                                     -------------          -------------
        Loans receivable, net ..............         $ 173,764,000          $ 127,412,000
        Other assets .......................            53,984,000             49,813,000
                                                     -------------          -------------
        Total assets .......................         $ 227,748,000          $ 177,225,000
                                                     =============          =============

        Advances under repurchase agreements         $ 141,085,000          $ 105,564,000
        Debt payable to Sun Home Services,
         Inc................................            33,560,000                    ---
        Debt payable to Sun ................                   ---             11,185,000
        Other liabilities ..................            42,799,000             20,634,000
                                                     -------------          -------------
        Total liabilities ..................           217,444,000            137,383,000
        Equity .............................            10,304,000             39,842,000
                                                     -------------          -------------
        Total liabilities and equity .......         $ 227,748,000          $ 177,225,000
                                                     =============          =============


        Revenues ...........................         $  20,385,000          $   1,016,000(a)
        Expenses ...........................            49,572,000                633,000(a)
                                                     -------------          -------------
        Net income (loss) ..................         $ (29,187,000)         $     383,000
                                                     =============          =============

       (a) Financial data for the period from December 19, 2001 to December 31, 2001.


       INCOME TAXES
       The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial and tax reporting basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

       ESTIMATES
       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

SUN HOME SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

2.     INVENTORY

       Inventory at December 31, 2002 and 2001 consists of the following:

                               2002                2001
        New homes          $10,524,175         $ 9,487,278
        Used homes           3,618,368           3,148,933
                           -----------         -----------
                           $14,142,543         $12,636,211
                           ===========         ===========

3.     PROPERTY AND EQUIPMENT

       Property and equipment at December 31, 2002 and December 31, 2001 consist of the following:

                                                          2002                  2001
        Rental homes                                 $ 16,903,270          $  1,997,576
        Furniture and fixtures                            981,745               957,025
        Sales offices                                     325,280               290,894
        Signs                                              27,320                24,198
        Golf course and other improvements                427,086               373,011
        Equipment and vehicles                            540,921               487,919
        Buildings                                         476,857               457,976
                                                     ------------          ------------
                                                       19,682,479             4,588,599
               Less accumulated depreciation           (1,651,963)           (1,120,551)
                                                     ------------          ------------
                                                       18,030,516             3,468,048
        Land                                              702,745               702,745
                                                     ------------          ------------
                                                     $ 18,733,261          $  4,170,793
                                                     ============          ============

       Accumulated depreciation related to rental homes at December 31, 2002 and 2001 is approximately $492,000 and $135,000, respectively.

4.     LINE OF CREDIT

       The Company's financing arrangement at December 31, 2002 and 2001 consists of the following:

                                                                                         2002               2001
        Bank One, Michigan revolving line of credit, interest at a one month
         LIBOR base rate plus 230 basis points per annum or prime rate minus
         0.50% per annum (3.68% at December 31, 2002), due upon sale of inventory, $15,000,000 available based on borrowing base formula,
         expiration date August 31, 2003                                             $7,462,882         $7,803,273
                                                                                     ==========         ==========

SUN HOME SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

4.     LINE OF CREDIT (CONTINUED)

       At December 31, 2002 and 2001, the Company pledged certain inventories with a carrying value of approximately $9,500,000 and $10,000,000, respectively, as collateral for the revolving line of credit.

5.     INCOME TAXES

       Deferred taxes reflect the estimated future tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has net operating loss carryforwards for federal income tax purposes of approximately $6,800,000 at December 31, 2002. A deferred tax asset of approximately $2,325,000 and $1,275,000 principally related to the net operating loss carryforwards, exclusive of losses related to the Company's investment in Origen, has been established at December 31, 2002 and 2001, respectively. The deferred tax asset at December 31, 2002 is net of a valuation allowance of $5,200,000 related to the Company's losses on its investment in Origen. The net operating losses will begin to expire in 2011 through 2022 if not offset by future taxable income.

       Management believes its deferred tax asset will be realized but realization is continuously subject to an assessment as to recoverability in the future.

6.     RELATED PARTIES

       The Company pays fees to Sun for various operating costs, including site and office rents and payroll. Total expenses paid during the years ended December 31, 2002 and 2001 were approximately $3,010,000 and
       $852,000 (unaudited), respectively. The Company receives revenues from Sun, including broker agent fees. Total revenues received for the years ended December 31, 2002 and 2001 were $94,500 and $87,000 (unaudited), respectively. Additionally, the Company sold $226,000 in homes to Sun during the year ended December 31, 2002 at cost. Noninterest bearing related party balances in the accompanying balance sheet are due to/from Sun, and are due on demand.

7.     RECENT ACCOUNTING PRONOUNCEMENTS

       In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN No. 46"), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in

SUN HOME SERVICES, INC. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

7.     RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

       the VIE is such that the company will absorb a majority of the VIE"s expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance with respect to VIEs created after January 31, 2003 and to VIEs in which a company obtains an interest after that date. The provisions of this interpretation apply in the first interim period beginning after June 15, 2003 (i.e., third quarter of 2003) to VIEs in which a company holds a variable interest that it acquired before February 1, 2003. The Company is in the process of assessing whether its interest in Origen may require consolidation in the third quarter of 2003 pursuant to FIN No. 46.